SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated December 1, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

By letter dated December 1, 2017,  the company informed that Dolphin Netherlands BV ("Dolphin"), a company in which IRSA indirectly holds a 98.65% through Tyrus SA, has executed a share purchase agreement and option exercise, for all of the shares that Inversiones Financieras del Sur SA ("IFISA") held of IDB Development Corporation Ltd. ("IDBD"), which amounted to 31.7% of the capital stock. In this way, Dolphin will control 100% of IDBD's shares.

The transaction was made at a price of NIS 1,894 per share. Simultaneously with this transaction, IFISA has canceled all the liabilities it has with Dolphin, so the payment made by Dolphin amounted to USD 33.7 million.

The proposal has been endorsed by the Committee of Independent Directors for this transaction, which have hired the services of Duff & Phelps, the leading company in the preparation of this type of opinion ("fairness opinion") and the Audit Committee who was consulted in the terms of article 72 and the followings of the Capital Market Law No. 26,831, has no objections to make regarding the operation under comment. The aforementioned statement is available for shareholders at the corporate headquarters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: December 1, 2017